Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Year Ended December 31,

	2010		2009	2008		2007		2006
Ratio of Earnings to Fixed Charges:
Earnings:
Income (loss) from continuing operations before income tax expense (benefit), minority interest in net income of consolidated subsidiaries, and income from equity investees	$1,481		$(334)	$268		$6,202		$7,206
Add:
Fixed charges	743		701	626		631		542
Amortization of capitalized interest	20		18	17		13		8
Distributions from equity investees	10		—	—		—		47
Less:
Interest capitalized	(90)		(105)	(92)		(101)		(145)
Total earnings	$2,164		$280	$819		$6,745		$7,658

Fixed charges:
Interest expense, net	$484		$416	$360		$357		$232
Interest capitalized	90		105	92		101		145
Rental expense interest factor (a)	169		180	174		173		165
Total fixed charges	$743		$701	$626		$631		$542

Ratio of earnings to fixed charges	2.9	x	(b)	1.3	x	10.7	x	14.1	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$2,164		$280	$819		$6,745		$7,658

Total fixed charges	$743		$701	$626		$631		$542
Preferred stock dividends	—		—	—		—		3
Total fixed charges and preferred stock dividends	$743		$701	$626		$631		$545

Ratio of earnings to fixed charges and preferred stock dividends	2.9	x	(b)	1.3	x	10.7	x	14.1	x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $421 million. The deficiency included the effect of a $222 million pre-tax impairment loss resulting from the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the economic slowdown on refining industry fundamentals during the year. The deficiency was also partially attributable to a $120 million loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.